

September 2, 2020

Benjamin Kovler
Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

      Re: Green Thumb Industries Inc.
         Registration Statement on Form S-1
         Filed August 21, 2020
         File No. 333-248213

Dear Mr. Kovler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 21, 2020

Cover Page

1. We note that your revised disclosure states that you are selling the shares directly to purchasers. Please revise your disclosures to clarify whether the transaction is being made on a best efforts basis, and whether there is a minimum number of shares to be sold. If you are offering the securities on a best efforts basis, please also disclose the date the offering will end, whether there are any minimum purchase requirements, and any arrangements to place the funds in an escrow or similar account. Please see Item 501(b)(8) of Regulation S-K for reference. Please also identify who will offer the securities on your behalf and whether they are relying on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Additionally, to the extent that your offering is on a best efforts basis, revise your disclosures throughout the prospectus accordingly, including, for

example, your disclosures in Use of Proceeds and Capitalization.

2.   We note your response to prior comment 2. However, the disclosure on page 34 uses an assumed offering price that is based on your average high and low sales price of your Subordinated Voting Shares as reported on a certain date. In your Plan of Distribution disclosure on page 129, you state that you may offer the Subordinate Voting Shares at a fixed price or prices, which may be changed; at market prices prevailing at the time of sale; at prices related to such prevailing market prices; or at negotiated prices. As previously requested, please revise the cover page to clarify whether the offering price will be substantially similar to the market price of the Subordinate Voting Shares on the OTCQX Best Market or the Canadian Securities Exchange, or disclose the method by which the price is to be determined. Please also provide the other information required by Item 501(b)(3) of Regulation S-K.

Risk Factors, page 4

3.   Please add risk factor disclosure related to the revised nature of your offering. For example, add disclosure explaining that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Plan of Distribution, page 129

4.   We refer to your revised disclosures. Please further revise your disclosures to explain your plan of distribution at the time of effectiveness. If your officers or directors will conduct the offering, revise to identify them and address whether they will rely on the exemption from broker-dealer registration in Exchange Act Rule 3a4-1(a). Please also explain to us the applicability of the safe harbor.

5.   Disclose whether purchasers will need to execute and deliver a subscription agreement to acquire shares in this offering. If yes, file the form of subscription agreement as an exhibit to your registration statement.

Exhibits

6.   The legality opinion that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law or fact that are necessary for the ultimate opinion. Please file a revised legal opinion that does not include the assumptions set forth in paragraphs (a), (b), (c) (to the extent it does not relate to pricing), (e), (f) and (g), or tell us why each of those assumptions is necessary and appropriate. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19. Please also update your exhibit index to refer to the consent of counsel.

7.   Please have MNP LLP revise its consent to acknowledge its identification as an expert on page 130. See Securities Act Rule 436(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin C. Glass, Esq.